Exhibit 99.06

GRANDE WEST PROVIDES CORPORATE UPDATE

Vancouver, British Columbia Grande West Transportation Group Inc. (TSXV: BUS) (OTC PINK: GWTNF) March 26, 2020: (“Grande West” or the “Company”), a Canadian manufacturer of mid-sized multi-purpose transit vehicles for sale in Canada and the United States, announced today, business continuity measures in response to COVID-19 and related market conditions.

In response to the COVID-19 pandemic and global market volatility, the Company has activated robust business continuity plans to minimize disruptions to business and to adapt to evolving market conditions. The Company’s top priority is the health and safety of its staff, customers, and the communities in which it operates. Grande West has taken appropriate precautions in this regard and has continued to deliver parts and services to meet its customer’s needs. The Company is following the advice of health authorities in each jurisdiction where it operates. Grande West has implemented social distancing, team separation, and extensive work-from-home initiatives, as well as eliminated all non-essential travel.

Management is monitoring the situation very closely and is evaluating the impact the virus will have on the Company’s delivery schedule, but at this time Grande West is still on track to deliver a minimum of 150 buses in 2020. The Company’s manufacturing partner overseas is still operating and currently producing to meet the Company’s needs. The USA manufacturing partner has currently idled operations for the next 30 days. This will slow down Buy America production deliveries until the Facility is back online. Although deliveries out of the USA may be delayed, the purchase orders are firm and will still be delivered in 2020.

Grande West has built and delivered five (5) Buy America Vicinity buses in the USA and has another thirteen (13) Vicinity buses currently scheduled for 2020 deliveries.

The Company remains well-positioned to serve its customers. As conditions evolve, Grande West will adjust plans to align with business continuity protocols and ensure employee, customer, and community health and safety are the highest priority. Credit lines remain active, allowing the Company access to capital, however Grande West recognizes that the effects of the COVID-19 pandemic and government or customer reactions could ultimately be materially disruptive.

Grande West is taking significant actions to control where it can, particularly surrounding costs and capital investments. The Company is starting cuts with Sr. management, where salaries will be reduced effective April 01, 2020. The Company has also implemented strict cost containment measures throughout the organization, including freezing recruiting activities and minimizing all discretionary costs. Grande West is taking proactive measures to actively control working capital and retain cash throughout the Covid-19 crisis.

William Trainer, President and CEO of Grande West stated, “We continue to monitor the COVID-19 situation closely and we are responding swiftly and effectively to protect the interests of our stakeholders. I am confident that our skilled and loyal workforce, the diversification and strength of our business model, and our strong partner relationship will position us well to navigate the current environment.”

About Grande West Transportation Group

Grande West Transportation is a Canadian company that designs and engineers mid-size multi-purpose transit vehicles for public and commercial enterprises. Grande West utilizes world class manufacturing partners to produce the Purpose-Built Vicinity bus available in clean diesel, gas and CNG drive systems. An electric propulsion drive system is currently under development.

The Company has been successful in supplying Canadian municipal transportation agencies and private operators with new buses. Grande West is compliant to Buy America certification, and along with Alliance Bus Group, its exclusive US distributor, they are actively pursuing opportunities in public and private transit fleet operations that would benefit from Grande West’s vehicles.

For further information please contact:

Grande West Transportation

Mr. William Trainer

CEO & President

Ph: 604-288-8043

IR@grandewest.com

www.grandewest.com

Neither the TSX-V nor its Regulation Service Provider accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Grande West’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Grande West’s reports and documents filed with applicable securities regulatory authorities from time to time. Grande West’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Grande West assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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